Exhibit 99.2

Press Release

Sanofi completes acquisition of Provention Bio, Inc.

Paris, April 27 2023. Sanofi announced today the completion of its acquisition of Provention Bio, Inc. (“Provention Bio”). The acquisition adds TZIELD (teplizumab-mzwv), an innovative, fully owned, first-in-class therapy in type 1 diabetes to Sanofi’s core asset portfolio in General Medicines and further drives its strategic shift toward products with a differentiated profile.

Olivier Charmeil

Executive Vice President, General Medicines, Sanofi

“We are excited to finalize our acquisition of Provention Bio, Inc. This strategic fit for Sanofi lies at the intersection of our growth in immune-mediated diseases and disease-modifying therapies in areas of high unmet need.”

On November 17, 2022 the U.S. Food and Drug Administration approved TZIELD injection to delay the onset of stage 3 type 1 diabetes in adults and pediatric patients 8 years and older who currently have stage 2 type 1 diabetes.

The tender offer for all of the outstanding shares of Provention Bio common stock expired at one minute after 11:59 P.M., Eastern Time, on Wednesday, April 26, 2023. The minimum tender condition and all of the other conditions to the offer have been satisfied and on April 27, 2023, Sanofi accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn.

Following its acceptance of the tendered shares, Sanofi completed its acquisition of Provention Bio through the merger of a wholly owned subsidiary of Sanofi with and into Provention Bio, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Provention Bio continuing as the surviving corporation and becoming an indirect, wholly owned subsidiary of Sanofi.

In connection with the merger, all Provention Bio shares not validly tendered in the tender offer have been converted into the right to receive the same $25.00 per share in cash, without interest thereon and net of any applicable withholding taxes, that would have been paid had such shares been validly tendered in the tender offer.

As of April 27, 2023, Provention Bio common stock will cease to be traded on the NASDAQ Global Select Stock Market.

PJT Partners acted as exclusive financial advisor to Sanofi and Weil, Gotshal & Manges LLP acted as its legal counsel. BofA Securities, Inc. and Centerview Partners LLC acted as financial advisors to Provention Bio and Ropes & Gray LLP acted as its legal counsel.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements may include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product, and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “will be”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forwardlooking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful and other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, as well as other risks related to Sanofi’s business, including the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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